November 16, 2018

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	The Macerich Company
Form 10-K for the year ended December 31, 2017
Filed February 23, 2018
File No. 001-12504

Dear Mr. Telewicz:

We are writing in response to your letter dated October 29, 2018, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) of The Macerich Company (the “Company”). For your convenience, your comment is restated in italics prior to the Company’s response to the comment below.

Form 10-K for the year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Overview and Summary, page 42

Comparison of years ended December 31, 2017 and 2016, page 50

1.

We have considered your response to our prior comment one. Please address the following with respect to tenant bankruptcies and other store closings. Please provide the information requested separately for tenant bankruptcies and other store closings:

•	Please tell us the gross number of tenant bankruptcies and store closings during 2016, 2017 and year to date 2018 and the gross number of stores affected.

•	Please tell us the gross leasable area of stores affected by tenant bankruptcy and store closings.

•

Please provide us with an analysis of the gross amount of lost rent as a result of tenant bankruptcies and store closings from the date of lease termination or bankruptcy through the original lease termination date for each future annual period impacted.

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

November 16, 2018

As noted in the Company’s response letter dated October 4, 2018, the Company considers known material trends, demands, commitments, events and uncertainties when drafting Management’s Discussion and Analysis of Financial Condition and Results of Operations section (“MD&A”) and the impact of bankruptcies on the Company’s current and future operations was not deemed to be a material trend, event or uncertainty given that bankruptcies did not have a material impact on the Company’s current operations and were not expected to have a material impact on its future operations at the time of filing the Form 10-K. The Company based its determination in part upon the following data from the prior three fiscal years:

•

The number of tenant bankruptcies was: (i) 10 tenants in 2016, or 0.59% of the Company’s total tenants as of December 31, 2015; (ii) 21 tenants in 2017, or 1.18% of the Company’s total tenants as of December 31, 2016; and (iii) 13 tenants during the nine months ended September 30, 2018, or 0.76% of the Company’s tenants as of December 31, 2017. The gross number of store closings in connection with bankruptcies was: (i) 40 stores in 2016, or 0.69% of the Company’s stores as of December 31, 2015; (ii) 92 stores in 2017, or 1.70% of the Company’s stores as of December 31, 2016; and (iii) 20 stores during the nine months ended September 30, 2018, or 0.38% of the Company’s stores as of December 31, 2017.

•

The gross leasable area (“GLA”) of stores closed was: (i) 269,650 square feet in 2016, or less than 1.0% of the Company’s total GLA as of December 31, 2015; (ii) 411,790 square feet in 2017, or approximately 1.0% of the Company’s GLA as of December 31, 2016; and (iii) 417,960 square feet during the nine months ended September 30, 2018, or approximately 1.0% of the Company’s GLA as of December 31, 2017.

•

The average lost rent per year from the date of bankruptcy through the original lease termination date (the last such lease termination date would have been in the calendar year 2028) for the tenant bankruptcies from January 1, 2016 through September 30, 2018 was approximately $12.4 million per year and this number does not reflect amounts recovered through bankruptcy proceedings and amounts received, or to be received, upon releasing the vacated space. The $12.4 million average lost rent per year, excluding amounts received in connection with bankruptcy proceedings and amounts received, or to be received, upon releasing the vacated space, represents less than 1.0% of the Company’s total revenues for each of the fiscal years ended December 31, 2015, 2016 and 2017.

•

The occupancy rate of the Company’s portfolio was extremely consistent from 2015 through 2018: (i) 96.1% at December 31, 2015; (ii) 95.4% at December 31, 2016; (iii) 95.0% at December 31, 2017; and (iv) 95.1% at September 30, 2018.

The Company continues to monitor tenant bankruptcies and their impact on the Company and, as a result of the Sears Holdings Corporation (“Sears”) bankruptcy filing on October 15, 2018, the Company included disclosure on tenant bankruptcies and the potential impact of the Sears bankruptcy in MD&A on pages 34 and 35 of the Company’s Form 10-Q filed on November 5, 2018.

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

November 16, 2018

If you have any questions, please feel free to contact me at (310) 394-6000.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President, Chief Financial Officer and Treasurer

cc:	David Roberts
Goodwin Procter LLP